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                            (GERDAU AMERISTEEL LOGO)

             GERDAU AMERISTEEL ANNOUNCES LEADERSHIP SUCCESSION PLANS
                  AND APPOINTMENT OF MARIO LONGHI AS PRESIDENT

TAMPA, FLORIDA, JUNE 1, 2005 - - The Board of Directors of Gerdau Ameristeel today announced the appointment of Phillip Casey as Chairman of the Board in addition to his continuing duties as the Chief Executive Officer. Jorge Johannpeter, current Chairman of the Board, will remain as a Director.

The Board has also approved the appointment of Mario Longhi to assume the position of President, effective immediately. The Board anticipates that Mr. Longhi will be elected to the Board in due course and will succeed to the position of Chief Executive Officer following an orderly transition of executive responsibilities to be completed by January 1, 2006.

Mario Longhi will be joining the company following a distinguished 23-year international career with the executive team of Alcoa, recognized as the global benchmark in the aluminum industry. Mr. Longhi recently served as a Vice President of Alcoa, a member of Alcoa's Executive Council, and Group President Global Extrusions and End Products. The Extrusions and End Products business segment of Alcoa has executive offices in Geneva, Switzerland, and global operating facilities that provide aluminum products to the aerospace, automotive, building and construction and general industrial markets.

During his extensive international experience with Alcoa, Mr. Longhi provided technical and professional leadership in the construction, start up, market development, operation and change management of Alcoa's global mining, refining, smelting, rolling, extrusion, casting and forging and other product manufacturing affiliates. As a Group President and member of the Executive Council, Mr. Longhi actively participated in Alcoa's strategic direction and policy decisions as well as the continuous improvement cultural initiatives of Alcoa's Business System. Mr. Longhi received bachelor and master graduate degrees in metallurgical engineering from the University of Technology Maua, Sao Paulo, Brazil.

After relinquishing his day-to-day leadership responsibilities, Mr. Casey will continue to serve as Chairman and will transition to a more strategic role guiding the company's growth plans and corporate governance activities. Mr. Casey will also provide guidance and counsel to Mr. Longhi as he becomes involved in policy decisions and the affairs of steel industry trade associations.
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Jorge Johannpeter, Chairman of the Board of Gerdau Ameristeel, commented: "With thoughtful diligence, the Board has assured the continuity of strong leadership and stability for our organization. Mario Longhi is a valuable addition to our management team and brings tremendous depth of international experience, proven leadership skills and dedication to the principals of continuous cultural improvement. We are excited to have Mario Longhi join our organization and look forward to his professional contributions.

"We are also grateful for Mr. Casey's 11 years of dynamic leadership during a period of challenging industry conditions and rapid growth for the Company. We are confident that the combination of his continued involvement and Mario Longhi's executive leadership ability will provide a seamless transition in the Company's continuing growth. Their complementary strengths will assure successful management of the complexities and competitive challenges of today's global steel industry."

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 16 scrap recycling facilities and 42 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (or "OEMs") for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

FOR MORE INFORMATION PLEASE CONTACT:
Phillip E. Casey
Chairman of the Board and Chief Executive Officer
Gerdau Ameristeel
(813) 207-2225
pcasey@gerdauameristeel.com